RECEIVED
2004 AUG 25 A 10: 21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Grupo Dataflux, S.A. de C.V.

Date: August 23, 2004

04036480

SUPPL

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, RM. 3099
Mail Stops 3-7
Washington D.C. 20549
FAX: (202) 942-9624

Re: Grupo Dataflux, S.A. de C.V. No. 82-4899

Dear Sirs:

Find attached 1 press release submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) of the Securities and Exchange Act of 1934. Grupo Dataflux, S.A. de C.V. claims exemption under Rule 12g3-2(b) number 82-4899.

Sincerely,

PROCESSED
AUG 27 2004
THOMSON
FINANCIAL

Adrián González
Grupo Dataflux
Investor Relations

dlw 8/25

todito.com

TODITO.COM ANNOUNCES 2Q04 TODITO CARD SALES UP 68% vs. 2Q03

--EBITDA of US$ 1.6 Million in 2Q04 from US$ 4.8 Million in Sales--
--Total Sales Up 27% vs. 2Q03--
--EBITDA up 5% vs. 1H03--

FOR IMMEDIATE RELEASE:

Mexico City, Mexico, August 23, 2004. Todito.com, S.A. de C.V., a leading Internet portal, ISP and e-commerce site for North American Spanish-speakers, announced today its financial results for 2Q04.

"Growth in our pre-paid services unit was strong this quarter," commented **Guillermo Salinas Pliego, Todito's Chairman and Founder.** "Todito Card's expansion into the U.S. market and into Long Distance Telephone service had a positive impact on sales."

2Q04 Financial Results

	2Q04 (thousands)		% Change	2Q03 (thousands)	
	Pesos*	US$**		Pesos	US$
Sales					
Cash Sales	54,691	4,793	+ 22%	44,928	3,938
Total Sales***	58,865	5,159	+ 27%	46,450	4,071
Operating Costs + Expenses					
Cash Operating Costs + Expenses	36,502	3,199	+ 33%	27,394	2,401
Total Operating Costs + Expenses	40,676	3,565	+ 41%	28,916	2,534
EBITDA	18,189	1,594	+ 4%	17,534	1,537

Todito's Annual Financial Results are audited by **PricewaterhouseCoopers, S.C.**

* Constant Pesos as of June 30, 2004.
** Conversion based on the exchange rate in effect as of June 30, 2004 of 11.41 pesos per US$1.
*** Total Sales is advertising sales, plus sales of Todito's pre-paid services card (Todito Card), as well as revenue from the sale of other content and services.

Todito's Total Sales for 2Q04 increased 27% to Ps. 58.9 million (US$ 5.2 million) from Ps. 46.4 million (US$ 4.1 million) in 2Q03. Cash Sales increased 22% to Ps. 54.7 million (US$ 4.8 million), representing 93% of Total Sales, compared to 97% in 2Q03.

Total Operating Costs and Expenses were Ps. 40.7 million (US$ 3.6 million), of which 90% -- Ps. 36.5 million (US$ 3.2 million) -- were cash. Cash Operating Costs and Expenses increased 33% due to increased ISP and Long Distance sales costs and advertising sales commissions associated with increased Todito Card sales and online advertising sales.

As a result, Todito's EBITDA for 2Q04 increased 4% to Ps. 18.2 million (US$ 1.6 million), compared to Ps.17.5 million (US$ 1.5 million) in 2Q03.

"Our EBITDA growth was below target," stated **Ruben Jordan, Todito's Chief Financial Officer.** "We expect it to improve in the last two quarters of 2004."

Todito Card Sales Up 68% vs. 2Q03

"Todito Card sales grew this quarter even in the middle of summer vacation," said **Eugenio Laris, Todito's Sales Director of Pre-paid Services.** "We are investing to maintain Todito Card as the best option in the pre-paid ISP space. We are also expanding the services that Todito Card can be used to pre-pay and entering new markets."

Todito Card's sales increased 68% to Ps. 22.4 million (US$ 2 million) in 2Q04, from Ps. 13.3 million (US$ 1.2 million) in same period of 2003.

Active users of Todito Card's dial-up internet connection service grew 73% to 430,000 in 2Q04 from 248,000 in 2Q03. Todito Card points of sale in Mexico and the U.S. surpassed 30,000 in 2Q04, compared to 12,000 in 2Q03.

Todito Online Advertising Sales Up 10% vs. 2Q03

Todito's advertising sales increased 10% to Ps. 36.1 million (US$ 3.2 million) in 2Q04, from Ps. 32.8 million (US$ 2.9 million) in same period of 2003.

"In 2Q04, we continued to grow our online audience and restructure our sales forces to prepare for 2005," commented **Adrián González, Todito's Chief Operating Officer.** "Every day there are more internet users in México – 14 million currently- and in 2005 we expect the online advertising market to grow accordingly as it has in the U.S. and other countries."

1H04 Financial Results

Todito's Total Sales for the first six months of the year increased 32% to Ps. 114.5 million (US$ 10 million) from Ps. 86.7 million (US$ 7.6 million) in 1H03.

Cash Operating Costs and Expenses were Ps. 73.3 million (US$ 6.4 million), a 40% increase compared to Ps. 52.3 million (US$ 4.6 million) in 1H03, primarily due to increased advertising sales commissions and ISP and Long Distance sales costs.

As a result, EBITDA increased 5% in 1H04 to Ps. 33.5 million (US$ 2.9 million) from Ps. 31.9 million (US$ 2.8 million) in 1H03.

	Six Month Ended June 30				
	2004 (thousands)		% Change	2003 (thousands)	
	Pesos*	US$**		Pesos	US$
Sales					
Cash Sales	106,746	9,355	+ 27%	84,201	7,380
Total Sales***	114,512	10,036	+ 32%	86,708	7,599
Operating Costs + Expenses					
Cash Operating Costs + Expenses	73,251	6,420	+ 40%	52,274	4,581
Total Operating Costs + Expenses	81,017	7,101	+ 48%	54,781	4,801
EBITDA	33,495	2,936	+ 5%	31,927	2,798

Todito's Annual Financial Results are audited by **PricewaterhouseCoopers, S.C.**

* Constant Pesos as of June 30, 2004.
** Conversion based on the exchange rate in effect as of June 30, 2004 of 11.41 pesos per US$1.
*** Total Sales is advertising sales, plus sales of Todito's pre-paid services card (Todito Card), as well as revenue from the sale of other content and services.

"Our competitors are fading while our market is growing rapidly," commented **Tim Parsa, Todito's CEO**. "The future will mean greater cash flow and sales growth for Todito as we expand our pre-paid services and portal businesses in Mexico, the U.S. and other Spanish-speaking markets."

Company Profile

Todito.com, S.A. de C.V., a leading Internet portal, ISP and e-commerce site for North American Spanish-speakers, is jointly owned by Universidad CNCI, S.A. de C.V. (BMV: CNCIB) and TV Azteca, S.A. de C.V. (NYSE: TZA, BMV: TVAZTCA).

With exception of historical information, the concepts discussed in this official notice are concepts on the future that involve risks and uncertainties that can cause results to differ substantially from the projected ones. The statements are based on the present expectations of the administration and are subject to uncertainties and variations in the circumstances.

INVESTORS INQUIRIES

Ruben Jordan
Finance Director
Todito.com, S.A. de C.V.
rjordan@toditocorp.com
Tel: 5281.8221.2031
Fax: 5281.8221.2091

PRESS INQUIRIES

Tristan Canales
Corporate Communications Director
TV Azteca, S.A. de C.V.
tcanales@tvazteca.com.mx
Tel: 5255.3099.1441
Fax 5255.3099.1464

Visit Us:

www.todito.com

www.toditocard.com

www.toditomax.com

www.toditoshop.com

www.digicentrotodito.com